Exhibit 99.1

California Grown, Poised to Supply the World OTCQX: GLASF CBOE CANADA: GLAS.A.U Investor Sesh V, June 18, 2026

GLASS HOUSE BRANDS

INVESTMENT HIGHLIGHTS

MASSIVE CULTIVATION FOOTPRINT AND CAPACITY

>6m sq. ft. of best-in-class cultivation facilities.

2026 Production Guidance: ~1 Million Pounds of Cannabis Biomass

A BRAND-BUILDING MACHINE IN THE LARGEST US MARKET

Leading flower brand in California[1], the world's largest and most competitive market[2]

OPTION ON INTERSTATE COMMERCE AND CANNABIS EXPORT

Strongly positioned to carry leading market share and cost advantage nationwide and globally within core competency

COMPELLING COST STRUCTURE

100% owned cultivation assets; economies of scale and ideal geographic location permit industry's lowest cost of production

PARTNER TO RESEARCH INSTITUTIONS

On-going collaborative relationship with UC Berkeley focused on the production supply for the development of novel medical products

ESG PLAY

Cost of production faces limited impact from energy cost inflation.

On-site well-water and cogeneration equipment. CA sun supports growth

1. Source: Headset, "Best Selling Cannabis Brands", www.headset.io/brands
2. Source : MJBiz Factbook 2026, State Market Projections

LEGISLATIVE OPPORTUNITY TIMELINE • December 2025: President Trump Signed Executive Order Recommending the Rescheduling of Cannabis and Authorizing a Pilot Program for Medicare CBD Reimbursement Program. • Reimbursable CBD Program Creates a Potential $35B Government Funded Addressable Market1. • April 2026: Medical Cannabis Rescheduled to Schedule III by Attorney General. • All Medical Cannabis Operations Immediately Become Exempt from the 280E Tax Code. • Expedited ALJ Hearing to Reschedule Recreational Cannabis Scheduled for June 29, 2026 (anticipated 30-day response time) 1. Estimate based on Total Medicare Participants (70.1M as of May 2026, Medicare Monthly Enrollment Data | CMS Data) and $500 Annual Reimbursement as Authorized in Executive Order Signed December 18, 2025.

OPPORTUNITY FAVORS THE WELL PREPARED Glass House Was Built For a Non-Prohibitionary World. For 2026, That Focus has Taken on a New Emphasis: • Accelerated the Buildout of Greenhouse 2 (now fully planted). • Built-out and Planted Greenhouse 4 for Hemp. Initial Hemp Sold June 2026. • Launched Board of Directors Led “Product Expansion Committee”. Committee Aim is the Development of New Products and Partnerships for and with Traditional Industries. • Progressing Toward Good Agriculture and Collections Practices (GACP) Compliance Audit for Cultivation. • Registered Cultivation and Production Operations With the DEA and Converted All Licenses for California Medical. • Applied for Export License, Working with the State of California to Develop Procedures. • Planning the Build-out of Greenhouse 3, Company’s Sixth Greenhouse (>300K lbs. of annual biomass capacity)

“TRAINED AT ALTITUDE” • California Remains a Large but Highly Competitive Market with Some of the World’s Lowest Wholesale Prices. 1 • Under Schedule III, Medical Cannabis Export and Interstate Commerce Between DEA Registered Operators Become Feasible. • Knowns: • The EU and Rest of the US Today Represent Attractive Multi-Billion Dollar Wholesale Market Opportunities 2 • Pricing is Meaningfully Higher than CA • The EU is predominantly an import market supplied by Canada • Unknowns: • When Sales to Other Markets Will Occur • At What Price Sales will Occur • What % of Glass House Wholesale Will be Sold to New Markets 1. Source: Cannabis Benchmarks (Reports Archive - Cannabis Benchmarks®) 2. Source: Europe Cannabis Market Forecast and Size by 2027, and Germany Imports 201 Tonnes of Medical Cannabis in 2025 and Crosses €1 Billion in Sales - Cannamonitor

OPEN BORDERS COULD DRIVE SIGNIFICANT UPSIDE TO RESULTS • Wholesale Sales Outside CA Present Meaningful Upside to Current Guidance. • Existing FY 2026 Guidance:1 • Approx. 1 million lbs of Biomass Production • Revenues to be between $235 million and $245 million • Average Biomass Selling Price: mid- $180/lbs range. • Cost of Production: Approx. $111/lbs. Biomass. • Adjusted EBITDA: High $30 million range Guidance Excludes Contributions from the Sale of Hemp, Medical Cannabis Sales Outside California and/or the Completion of Glass House’s California Retail JV (1) Please refer to the press release of Glass House Brands Inc. dated April 28, 2026 (the "Guidance Press Release") and the information in this presentation under the heading "Disclaimer". The information in this presentation is qualified in all respects by the information in the Guidance Press Release.

POTENTIAL UPSIDE TO 2026 GUIDANCE ON IMPROVED WHOLESALE PRICING DYNAMICS Estimates based on prior FY 2026 guidance including: ~1 Million Lbs. of Biomass Production, CA Average: Selling Price ~$180/lbs Biomass, Total Cost of Production of ~$111/lbs. Biomass. This presentation should be used for information purposes and should not be taken as guidance. The presentation represents forward-looking information and a future oriented financial outlook within the meaning of applicable securities laws. Glass House Brands cannot provide assurances that it will sell into markets outside of California or obtain improved wholesale pricing, and, even if it does, that results specified herein will be achieved. Please refer to “Disclaimer” for more information.

FLOWER FLOWER NURSERY HEMP FLOWER FLOWER Operational INCREMENTAL CAPACITY IN CAMARILLO: GREENHOUSES 3 and 4 OFFER >600k LBS. OF INCREMENTAL BIOMASS PRODUCTION CAPACITY Same size as GH4, and almost 10% larger than the other greenhouses Gross Area (K ft2) 861 Estimated Cultivation Area (K ft2) 585 Estimated Annual Production (K lbs.) >300 Commercial Hemp, Currently Planted for 1/3 Capacity Gross Area (K ft2) 861 Estimated Cultivation Area (K ft2) 859 Gross Area (K ft2) 912 Estimated Cultivation Area (K ft2) 621 Current Production (K lbs.) >300 Gross Area (K ft2) 841 Estimated Cultivation Area (K ft2) 564 Current Production (K lbs.) 300 Equipped for light-assisted growing enabling enhanced quality and reduced seasonality. GREENHOUSE 3 GREENHOUSE 2 GREENHOUSE 1 GREENHOUSE 4 GREENHOUSE 5 GREENHOUSE 6 Operational Operational Operational Developmental Operational Gross Area (K ft2) 992 Estimated Cultivation Area (K ft2) 675 Estimated Annual Production (K lbs.) 300 Gross Area (K ft2) 992 Estimated Cultivation Area (K ft2) 675 Estimated Annual Production Capacity (K lbs.) 300

DECONSOLIDATION TRANSACTION June 12, 2026: the Company and its indirect wholly owned subsidiary, GHB Usub, LLC ("Company Subsidiary"), entered into several agreements to facilitate the deconsolidation of its former indirect wholly owned subsidiary, Glass House Retail, LLC ("Glass House Retail"), from the Company segregating the Company's dual-use cannabis business from its medical cannabis business (the “Deconsolidation Transaction”). Glass House’s remaining operations consist only of medical marijuana facilities licensed by the state of California and the DEA.

DECONSOLIDATION TRANSACTION PRO-FORMA FINANCIALS

DECONSOLIDATION TRANSACTION PRO-FORMA FINANCIALS

DECONSOLIDATION TRANSACTION PRO-FORMA FINANCIALS

DECONSOLIDATION TRANSACTION PRO-FORMA FINANCIALS The unaudited pro forma condensed consolidated financial statements (the “pro forma financial statements”) are based on the historical consolidated financial statements of the Company, as adjusted to give effect to the Deconsolidation Transaction which closed on June 12, 2026. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2026 (the “pro forma balance sheet”) gives effect to the Deconsolidation Transaction as if it had occurred on March 31, 2026. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2026 and for the year ended December 31, 2025 (the “pro forma statements of operations”) give effect to the Deconsolidation Transaction as if it had occurred on January 1, 2025. 1. Basis of Presentation The unaudited pro forma condensed consolidated financial statements are based on the Company’s historical consolidated financial statements as adjusted to give effect to the Deconsolidation Transaction accounting adjustments in accordance with U.S. generally accepted accounting principles (“GAAP”) to reflect the disposition of Glass House Retail and related transactions. The pro forma condensed consolidated financial statements do not necessarily reflect what the Company’s financial condition or results of operations would have been had the Deconsolidation Transaction occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the Company. The actual financial position and results of operations may differ significantly from the amounts reflected herein due to a variety of factors. 2. Transaction Accounting Adjustments The transaction accounting adjustments included in the unaudited pro forma condensed consolidated financial statements reflect the application of U.S. GAAP to the Deconsolidation Transaction as if it had occurred on the dates indicated. These adjustments are based on preliminary estimates and assumptions that management believes are reasonable under the circumstances and are subject to change. The transaction accounting adjustments are as follows: (a) Reflects the derecognition of the assets and liabilities of Glass House Retail that were previously included in the Company’s historical consolidated financial statements as a result of the loss of control upon completion of the Deconsolidation Transaction.

DECONSOLIDATION TRANSACTION PRO-FORMA FINANCIALS (b)Reflects the recognition of the Company’s retained investment in Glass House Retail at its estimated fair value as of the deconsolidation date. (c) Reflects estimated transaction costs incurred in connection with the Deconsolidation Transaction that are directly attributable to the transaction and are expected to be recognized in the Company’s financial statements. (d)Reflects the removal of revenues, expenses and the net loss attributable to Glass House Retail that were historically included in the Company’s consolidated statements of operations. (e) Reflects the Company’s estimated share of net loss of Glass House Retail for the periods presented, as if the Deconsolidation Transaction had occurred on January 1, 2025. The Company’s share is based on the historical results of Glass House Retail and the Company’s expected ownership interest following the Deconsolidation Transaction. (f) Reflects the estimated loss on deconsolidation recognized upon completion of the Deconsolidation Transaction. The loss represents the difference between (i) the carrying value of Glass House Retail’s net assets at the date control was lost and (ii) the sum of the fair value of the retained investment and was calculated as follows: For purposes of the unaudited pro forma condensed consolidated balance sheet, the estimated loss recognized in accumulated deficit is based on the net carrying value of Glass House Retail as of March 31, 2026 rather than as of the closing date of the transaction. As a result, the estimated loss reflected herein may differ materially from the actual loss on the sale of Glass House Retail as of the closing date because of the difference in the carrying value of the assets and liabilities at the closing date.

15 PRO-FORMA EQUITY TABLE Pro-Forma Changes Reflect the Early Redemption of SPAC Warrants (completed 5/28/26) and a full conversion for cash of Series D, C and B Series Warrants. Warrant holders have the option to exercise by paying cash or on a cashless basis. Warrant holders who exercise on a cashless basis will receive a net number of shares reflecting their payment of the exercise price in shares.

ÆỀĻẢFẮỀĢ CƘ Cautionary Statements This document is for information purposes only and should not be considered a recommendation to purchase, sell or hold a security. This presentation has been prepared for discussion purposes only and is not , and in no circumstances is to be construed as an advertisement, public offering, or prospectus related to the securities of Glass House Brands Inc. (the “Company” or “GHB”) in any jurisdiction. No securities commission or similar authority in Canada, the United States or elsewhere has reviewed or in any way passed upon this presentation or the merits thereof and any representation to the contrary is an offence. This presentation also contains or references certain market, industry and peer group data which is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Any third-party information has not been independently verified. While the Company may not have verified the third-party information, they believe that it obtained the information from reliable sources and have no reason to believe it is not accurate in all material respects. No warranties or representations can be made as to the origin, validity, accuracy, completeness, currency or reliability of the information. The Company disclaims and excludes all liability (to the maximum extent permitted by law), for losses, claims, damages, demands, costs and expenses of whatever nature arising in any way out of or in connection with the information in this presentation, its accuracy, completeness or by reason of reliance by any person on any of it including, without limitation, the choice of comparable companies, or any information related thereto. This presentation should not be construed as legal, financial or tax advice to any investor, as each investor’s circumstances are different. Readers should consult with their own professional advisors regarding their particular circumstances. In making an investment decision, investors should not rely solely on the information contained in this presentation. Neither the delivery of this presentation, at any time, nor any trade in securities made in reliance on this presentation, will imply that the information contained in the presentation is correct as of any time subsequent to the date set forth on the cover page of the presentation or the date at which such information is expressed to be stated, as applicable. Investing in securities of the Company involves risks. See “Risk Factors” included in our Q1 2026Management’s Discussion and Analysis and in the Company's Annual Information Form and other public filings on SEDAR+ at www.sedarplus.ca (the “Risk Factors”). This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities. All financial information is in U.S. dollars, unless otherwise indicated. Forward Looking Information Certain information set forth in this presentation and any other information that may be furnished to prospective investors by the Company in connection therewith, other than statements of historical fact, may be considered “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation (referred to herein as forward-looking statements). Forward-looking statements include but are not limited to statements related to activities, events or developments that the Company expects or anticipates will or may occur in the future, statements related to the Corporation’s business strategy objectives and goals, and the Corporation’s management’s assessment of future plans and operations which are based on management’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Forward-looking statements can often be identified by the use of words such as “may”, “will”, “could”, “would”, ‘should”, “anticipate”, “believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions or the negatives thereof. In particular, and without limiting the generality of the foregoing, forward looking statements in this presentation include statements related to the buildout and development of the cultivation facility owned by the Company in Camarillo, California (referred to herein as the SoCal Farm); the Company’s business plans and strategies; the addressable markets for the Company’s products; the Company’s competitive position,; the ability to develop products, scale production and distribute products; the Company’s plans to grow its market share in existing and new markets; the Company’s investment in new technologies and products; the Company’s expansion of production capacity; the development and expansion of the Company’s brands; strategic acquisition opportunities; the future size of the cannabis market in California and the United States; the receipt of licenses from regulatory authorities; and the Company’s future financial performance. In addition, the financial projections and estimates contained under “Potential Upside to 2026 Guidance on Improved Wholesale Pricing Dynamics ” and elsewhere in this presentation, including the estimated revenue, gross profit and adjusted EBITDA and constitute “forward looking information” within the meaning of applicable securities laws. Such information is being provided to demonstrate potential future outcomes and may not be appropriate for other purposes and should not be relied upon as necessarily being indicative of future financial results. Forward looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking statements. These risks and uncertainties include, but are not limited to, those described in the Risk Factors and the other risk factors identified in this presentation. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking statements, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Although the forward-looking statements contained in this presentation are based upon what the Company believes are reasonable assumptions, you are cautioned against placing undue reliance on these statements since actual results may vary from the forward-looking statements. Any data demonstrating the historical performance contained in this presentation are intended only to illustrate past performance and are not necessarily indicative of the future performance of the Company. Consequently, all of the forward-looking statements contained in this presentation are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Future-Oriented Financial Information This document also contains future oriented financial information (“FOFI”) within the meaning of Canadian securities legislation, about prospective financial performance, financial position or cash flows, which is all subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above “Forward-Looking Information”. FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company’s financial condition in accordance with U.S. GAAP, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable law, the Company undertakes no obligation to update such FOFI. Non-GAAP Measures This presentation makes reference to certain non-U.S. GAAP measures, such as proforma gross profit and gross profit margin, among other non-GAAP measures that may be identified herein. These measures are not recognized under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. Rather, these measures are provided as additional information to complement U.S. GAAP measures by providing further understanding of GH Group’s results of operations from management’s perspective. Market participants frequently use non-U.S. GAAP measures in the evaluation of issuers. The Company’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of the Company do not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercises of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review the Company’s current financial statements and not rely on any single financial measure to evaluate the Company’s business. Readers are also referred to the heading “Non-GAAP Financial Measures” in the Company’s Q1 2026 MD&A at www.Sedarplus.ca. Cannabis-related Activities are Illegal Under U.S. Federal Laws The Company derives 100% of its revenues from doing business in the cannabis industry in the U.S. The concepts of “medical cannabis” and “adult-use cannabis” do not exist under U.S. federal law. The U.S. Federal Controlled Substances Act classifies “marihuana” as a Schedule I drug. Accordingly, cannabis-related practices or activities, including, without limitation, the manufacture, sale, importation, possession, use or distribution of cannabis and its derivatives, are illegal under U.S. federal law and the enforcement of the relevant laws poses a significant risk. These laws and their enforcement are in flux and vary dramatically from jurisdiction to jurisdiction. The enforcement of these laws and its effect on the Company and its business, employees, directors and shareholders are uncertain, and accordingly, involve considerable risk. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company’s operations and financial performance.